AMERICAN BONANZA AND KERR MINES INC. ENTER INTO AN AGREEMENT TO MERGE

January 23, 2014 - American Bonanza Gold Corp. (TSX: BZA, OTC: ABGFF) ("Bonanza” or "Company") announces that it has entered into a binding letter agreement (the “Letter Agreement”) with Kerr Mines Inc. (“Kerr Mines”) (TSX:KER) to merge their respective businesses pursuant to an amalgamation or plan of arrangement (the “Transaction”).

Pursuant to the terms of the Letter Agreement, American Bonanza and Kerr Mines have agreed to enter into a definitive agreement for the Transaction. Under the terms of the Transaction, each American Bonanza Shareholder (other than an American Bonanza shareholder that exercises dissent rights) will be entitled to receive 0.53 of a Kerr Mines common shares (a “Kerr Mines Share”) for approximately every one (1) common share of American Bonanza (an “American Bonanza Share”) held by such shareholder (the “Exchange Ratio”), subject to adjustment. Currently, Kerr Mines has approximately 392 million Kerr Mines Shares outstanding and American Bonanza has approximately 234 million American Bonanza Shares outstanding. In addition, each holder of the outstanding stock options and share purchase warrants of American Bonanza (the “American Bonanza Options”) will receive such number of replacement options or warrants of Kerr based upon the Exchange Ratio.

Further, pursuant to the terms of the Letter Agreement, Kerr Mines has advanced $1,000,000 (the “Loan”) at an annual interest rate equal to the prime rate plus 1%, to American Bonanza to satisfy certain amounts and payables outstanding of American Bonanza. The Loan and a break fee of $500,000 are payable by American Bonanza in the event of termination of the Transaction in certain circumstances.

In connection with the Transaction, American Bonanza may settle certain outstanding unsecured indebtedness through the issue of American Bonanza Shares. The terms of the settlements have not yet been determined, but are expected to result in the issue of approximately 337 million American Bonanza Shares prior to completion of Transaction. American Bonanza Shares issued to settle this indebtedness will be exchanged for Kerr Mines Shares based upon the Exchange Ratio.

Upon completion of the Transaction, the Kerr Mines board will be reconstituted to consist of five nominees of the Kerr Mines shareholders and two nominees of the American Bonanza shareholders. Such directors will hold office until the next annual meeting of shareholders of Kerr Mines, or until their successors are elected or appointed.

Completion of the Transaction will be subject to certain standard conditions including, without limitation: (a) execution of a definitive agreement by February 15, 2014; (b) satisfactory due diligence; (c) receipt of all necessary consents, waivers, permits, exemptions, orders and approvals, including the approval of each of the Toronto Stock Exchange (the “TSX”), as applicable; (d) receipt of a fairness opinion concerning the Transaction by American Bonanza; and (e) receipt of shareholder approval of the Transaction by the American Bonanza and if required, Kerr Mines shareholders.

Notice from Noteholder

American Bonanza also advises that it has received notice from a holder (the “Noteholder”) of an Amended and Restated Promissory Note dated April 1, 2013 (the “Note”) issued by the Company, that the Company is in default of making interest and principal payments due under the Note. In accordance with the terms of the Note, the Company has until February 3s to cure a default from the date it is provided with valid notice.

The Note is one of a series of promissory notes issued by the Company having a principal amount outstanding of $8.6 million (see the Company’s news release dated April XX, 2013). The notes are governed by the terms of an inter creditor agreement (the “Inter creditor Agreement”) that provides that the only holders of a majority of the notes may take action to recover on the notes, with the result that the subject Noteholder cannot take action to recover on the note. Pursuant to the terms of the Inter creditor Agreement, the Noteholder has also given notice of the default to the other holders of this series of notes.

The Company is working with the other holders of the notes, who together represent the majority of the principal amount outstanding on the notes and a majority of the notes, to negotiate a sustainable solution to the Company’s obligations under the notes. To date, none of the other holders of the notes have indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral will be provided, or that the Company will be able to find means of rectifying the default.

The Company also advises that the common shares of the Company were voluntarily delisted from the OTCQX effective as of close of market on January 10, 2014. The common shares of Bonanza continue to trade on the Toronto Stock Exchange under the symbol "BZA", and in the US on the OTCQB under the symbol “ABGFF”.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona, where operations have been suspended pending the completion of certain work programs and funding efforts, in order to bring the mine back into production at or above feasibility design production rates. For more information please visit Bonanza’s website at www.americanbonanza.com.

About Kerr Mines Inc.: Kerr Mines, a Canadian-based exploration and development company, is the owner of the McGarry gold mine in Ontario’s Kirkland Lake area. Including the McGarry Mine property, Kerr Mines has established a sizeable footprint of contiguous gold properties in Virginiatown on the prolific Larder Lake-Cadillac Break that extends 200 km east-west straddling the Ontario and Quebec border and that have produced 95 million ounces of gold in past operations. The McGarry Mine consists of 33 contiguous patented mining claims, including three licenses of occupation, totaling 484 hectares. The McGarry Mine is fully permitted and all equipment and systems at the site have been brought up to standards.

In addition, in December 2010, Kerr Mines signed a definitive five-year option agreement for the purchase of up to 100 percent of the mineral rights on the Kerr-Addison property, which is adjacent to the McGarry Mine. The Kerr-Addison Gold Mine was one of Canada’s largest gold producers, producing more than 11 million ounces of gold during a 58-year operating life from 1938 to 1996. In December 2012, Kerr Mines completed the purchase of the mineral rights on 18 mining claims totaling 627 acres (the Barber-Larder Property) located on the western boundary of the McGarry Mine.

AMERICAN BONANZA GOLD CORP. Brian Kirwin, President & Chief Executive Officer

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither the TSXV, the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release and has in no way passed upon the merits of the Transaction and has neither approved nor disapproved of the contents of this press release.